1333 West Loop South, Suite 1700 Houston, TX 77027 Tel 713.513.3360 Fax 713.513.3499 William.Lemmer@c-a-m.com
October 19, 2006
Cecilia D. Blye
Chief, Office of Global Security Risk
Securities and Exchange Commission
Washington, D.C. 20549-5546

Re:	Form 10-K for the Fiscal Year Ended December 31, 2005 File No. 1-13884 Response to Request, dated September 13, 2006, for Supplemental Information
Dear Ms. Blye:
     On behalf of Cameron International Corporation (the “Company’), this is the Company’s response to the letter dated September 13, 2006 from the Securities and Exchange Commission’s (“Commission”) Office of Global Security Risk. Our response references the applicable Staff comment in the September 13th letter. The paragraph numbering set forth below corresponds to the paragraph number used in that comment letter.
1.	“Please describe your current, past and anticipated operations in and contacts with Iran and any other African or Middle Eastern countries identified by the State Department as state sponsors of terrorism, including through subsidiaries, affiliates, and other direct and indirect arrangements. Include in your response a description of the contacts that are a focus of the OFAC and Commerce Department inquiries mentioned in the reference risk factor.”
     The Company provides the following information concerning the past, present and anticipated future business operations of the Company, and those of its consolidated subsidiaries, in or with Iran, Syria and Sudan — the three Middle Eastern/African countries currently designated by the U.S. Department of State as state sponsors of terrorism.
          Iran
     Certain of the Company’s non-U.S. subsidiaries have engaged in business in or with Iran. Specifically:

•	Certain non-U.S. subsidiaries have engaged in the sale of oil and gas industry equipment and the provision of related services to Iranian customers and non-Iranian companies doing business in Iran.

•	In 2002, Cameron Integrated Services Limited, a Company subsidiary organized under the laws of the United Kingdom (“CISL”) acquired a majority interest in a joint venture company in Iran known as Sherkate Mohandesi Hafar Chah Jonoob. This company provides oil and gas industry services and supplies to Iranian customers and non-Iranian companies working in Iran. The investment was below the threshold of that set out in the Iran and Libya Sanctions Act (“ILSA”).
     In early 2005, the Company decided to instruct its UK subsidiary, CISL, to divest its interest in the Iranian joint venture company mentioned above. CISL has completed this divestiture. Subsequent to the divestiture decision, the Company adopted the policy that prohibits the Company and its subsidiaries (including non-U.S. subsidiaries) from pursuing or accepting new business in or with Iran or any Iranian entity. In accordance with this policy, the activities of the Company’s non-U.S. subsidiaries described above are being wound down, all non-binding orders have been cancelled, and only orders subject to an existing binding contract are being fulfilled.
     The contacts that were the subject of the inquiries by the Department of Treasury, Office of Foreign Assets Control (“OFAC”) and the Department of Commerce, Bureau of Industry and Security (“BIS”) are, to the Company’s knowledge, the same as those described generally above. The Company has provided information to the U.S. government agencies and has been cooperating fully with the U.S. government in these inquiries.
          Syria
     Certain of the Company’s non-U.S. subsidiaries and Cameron International Corporation itself have engaged in business in or with Syria. The sales by Cameron International Corporation occurred in 2004, before U.S. export sanctions were applied to Syria and were, in all cases, fully consistent with U.S. export controls and economic sanctions laws and regulations in effect at the time. Specifically:
•	Certain non-U.S. subsidiaries, and in one instance, the Company, engaged in the sale of oil and gas industry equipment for delivery into Syria.

•	Neither the Company nor any of its subsidiaries has any interest in any Syrian company or venture.
     The Company’s policy for Syria is the same as it is for all other U.S.-sanctioned countries: neither the Company nor any of its subsidiaries (including non-U.S. subsidiaries) are permitted to pursue or accept new business in Syria or with any Syrian entity.

          Sudan
     Certain of the Company’s non-U.S. subsidiaries have engaged in business in or with Sudan. Specifically:
•	Certain non-U.S. subsidiaries engaged in the sale of oil and gas industry equipment for delivery into Sudan.

•	Neither the Company nor any of its subsidiaries has any interest in any Sudanese company or venture.
     The Company’s policy for Sudan is the same as it is for all other U.S.-sanctioned countries: neither the Company nor any of its subsidiaries (including non-U.S. subsidiaries) are permitted to pursue or accept new business in Sudan or with any Sudanese entity.
2.	“Discuss the materiality to you of the operations and contacts described in your response to the foregoing comment, in light of the related countries’ status as state sponsors of terrorism. Please also discuss whether the operations or contacts constitute a material investment risk to your security holders.”
     The Company does not believe that its past, present or anticipated future operations and contacts described in response to comment #1 have been, are or will be material. See the Company’s responses to comments #3a and 3b, which address the materiality of such operations and contacts from a quantitative and qualitative aspect, respectively.
3a.	“Your materiality analysis should address materiality in quantitative terms, including the approximate dollar amount of revenues, assets and liabilities associated with Iran and any other state sponsor of terrorism.”
     The amount of revenues derived from sales in or to Iran, Syria and Sudan represented approximately 2.5%, 1.0% and 1.0% of the Company’s consolidated revenues in fiscal 2004, 2005 and the first six months of 2006, respectively.
3b.	“Please address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon your reputation and share value.”
     Given the absence of material operations or contacts in or with Iran, Syria and Sudan, its policy of no new business with any of these countries, and the fact its activities have not and will not contribute materially to Iran’s ability to acquire or develop weapons of mass destruction or advanced conventional weapons, the subject of the recent amendment to ILSA, the Company does not believe there is a material investment risk to its shareholders arising from any involvement of its non-U.S. subsidiaries in or with those countries.
     The Company believes that its current policies (described in response to comment #1), should minimize, if not obviate, any adverse reputational concerns from the aforementioned business. The Company believes these polices also ameliorate any concern regarding the effect of the U.S. state initiatives mentioned in comment 3 of your letter.1
3c.	“Please also address the impact of your regulatory compliance programs, such as programs designed to prevent terrorism funding, which cover questions and contacts associated with [Iran, Syria and Sudan], and any internal risk assessments undertaken in connections with business in these countries.”
     The Company and its subsidiaries have been, and remain, diligent in their efforts to comply with U.S. economic sanctions and export controls laws and regulations. The Company has ongoing internal programs that address compliance with the Export Administration Regulations, the Iranian Transactions Regulations, the Sudanese Sanctions Regulations (31 C.F.R. §§ 538 et seq.), and other economic or export controls regulations, including specific restrictions applicable to Iran, Sudan and Syria. The Company’s Standards of Conduct, which is provided to all employees and requires yearly certification with knowledge thereof and compliance therewith, includes statements that the Company complies with all embargo programs and export controls laws and regulations. The Company also provides an on-line training course on these regulations to its employees (including employees located abroad), which all persons in management positions or higher, or who engage in business with foreign countries, are required to take. Those employees are also required to take a similar training program dealing with the U.S. Foreign Corrupt Practices Act. Furthermore, in-house legal counsel for the Company, including the Company’s General Counsel, periodically provide in-person economic sanctions compliance training seminars for employees of the Company and its foreign subsidiaries.
     The Company employs a system for actively screening potential customers / business partners against the OFAC-administered Specially Designated Nationals List. The screening has been done using Shipping Solutions Professional Software. We are now choosing between SAP Global Trade Systems and Management Dynamics Systems’ Trade Collaborator for screening in the future. The Company has a Manager Import Export Compliance who is responsible for the Company’s Export Management and Compliance Program, and, as such, is responsible for Export Compliance Training, restricted parties screening, licensing and ECCN application processing, anti-boycott reporting, among other things. In the last 10 months he has conducted training of over 300 managers and employees on the basics of Export Compliance with a focus on sanctioned country controls, licensing requirements and anti-boycott regulations. He reports periodically to Company management and is instructed to raise potential compliance issues promptly to Company management if and when they arise.
* * *

[1]	The Company is aware that certain state laws restricting commercial dealings or investments with/by state authorities in companies with business interests in sanctioned countries have been challenged as violating the U.S. Constitution and/or principles of federal preemption, and therefore are void, but does not rely on this fact for the purpose of this response. See Crosby v. National Foreign Trade Council, 530 U.S. 363 (2000); National Foreign Trade Council v. Topinka, Case No. 06c 4251 (August 7, 2006, S.D. Illinois) (complaint for declaratory and injunctive relief).

     As requested, the Company acknowledges that it is responsible for the adequacy and accuracy of disclosures in the filing, Commission staff comments or changes to disclosure in response to Commission staff comments do not foreclose the Commission from taking any action with respect to the filing, and the Company may not assert Commission staff comments or a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Should the Staff have any questions with respect to the information provided in this letter, please contact me.

Sincerely,
/s/ William C. Lemmer

William C. Lemmer Vice President, General Counsel and Secretary